# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Landsea Homes Corp, CIK 0001721386
CUSIP: 51509P103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1717 MCKINNEY AVENUE, SUITE 1000, DALLAS, Texas (TX), 75202
Date of event which requires filing of this statement: 05/20/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002046632

## Reporting persons
- Brother Pearl Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,915,578; sole dispositive power 0; shared dispositive power 1,915,578; aggregate amount beneficially owned 1,915,578 (5.3% of the class)
  Comment: 1,915,578 shares of Common Stock of the Issuer remain owned by Brother Pearl Limited after sales to third party investors on May 16-20, 2025. Mr. Jian Jun Yu may be deemed to have beneficial ownership of the Shares, since Brother Pearl Ltd is 100% directly owned by Mr. Jian Jun. The sales reduced the percentage of ownership by Brother Pearl Ltd of Issuer from 8.86% to 5.26%.

## Item 1. Issuer
Name of issuer: Landsea Homes Corp
Address of issuer's principal executive offices: 1717 MCKINNEY AVENUE, SUITE 1000, DALLAS, TEXAS, 75202

## Item 2. Person Filing
Name of person filing: Brother Pearl Limited
Address of principal business office or, if none, residence:
8400West Road
Richmond, BC
Canada, V6X
Citizenship: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,915,578
Percent of class: 5.26%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,915,578
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,915,578

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Brother Pearl Ltd: Tsz Loi Chao, Director (06/02/2025)